Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of  February 2007
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: February 14, 2007	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, February 14, 2007 Page 1 of 25

Contents
Net sales and income	2
Outlook for 2007	4
Cash flow	4
Financial position	4
Business areas	7
Structural changes	11
AGM 2007	12
Proposed dividend	12
Financial statements	15
Consolidated results 2006
 Stockholm, February 14, 2007
•	Net sales for continuing operations increased by 3.1% to SEK 103,848m (100,701) and income for the period amounted to SEK 2,648m (-142), or SEK 9.17 (-0.49) per share

•	Operating income amounted to SEK 4,033m (1,044), and adjusted for items affecting comparability, operating income increased by 13.7% to SEK 4,575m (4,024)

•	Improvement in operating income across all business areas

•	Strong fourth quarter for appliances in Europe

•	Stable results and margin for appliances in North America

•	Substantial improvement in results for Professional Products

•	Floor-care products up strongly in all regions

•	Increased investments in product development and brand building

•	The Board proposes a dividend of SEK 4.00 (7.50) per share

•	The level of the dividend reflects the fact that Husqvarna is no longer part of the Group and that SEK 5.6 billion has been distributed to shareholders through a redemption procedure

	Q4	Q4	Change				Change
SEKm	2006	2005	%	2006		2005	%

Continuing operations:
Net sales	27,886	28,651	-2.7	103,848		100,701	3.1
Operating income1)	2,031	-356		4,033		1,044
Operating income, excluding items affecting comparability	1,995	1,742	14.5	4,575		4,024	13.7
Margin, %	7.2	6.1		4.4		4.0
Income after financial items	1,971	-503		3,825		494
Income after financial items, excluding items affecting comparability	1,935	1,595	21.3	4,367		3,474	25.7
Margin, %	6.9	5.6		4.2		3.4
Income for the period	1,435	-627		2,648		-142
Income for the period, excluding items affecting comparability	1,413	1,334	5.9	3,145		2,677	17.5
Earnings per share, SEK2)	5.01	-2.16		9.17		-0.49
Dividend per share, SEK				4.00	[3]	7.50
Value creation	1,404	1,036	368	2,202		1,305	897
Return on net assets, %				23.2		5.4
Return on net assets, excluding items affecting comparability, %				21.2		17.8
Total, including discontinued operations:4)
Income for the period	1,435	-440		3,847		1,763
Earnings per share, SEK2)	5.05	-1,52		13.32		6.05

1)	Operating income includes items affecting comparability in the amount of SEK 36m (-2,098) for the fourth quarter 2006 and SEK -542m (-2,980) for the full year, see page 15.
2)	Basic, based on an average of 280.4 (291.9) million shares for the fourth quarter 2006 after buy-backs and 288.8 (291.4) million shares for the full year. For earnings per share after dilution, see page 15.
3)	Proposed by the Board of Directors.
4)	Discontinued operations, the Group’s former Outdoor Products operations, include the period January-May for 2006 and January-December for 2005.

AB ELECTROLUX (PUBL)
POSTAL ADDRESS	MEDIA HOTLINE	INVESTOR RELATIONS	E-MAIL
SE-105 45 STOCKHOLM	+46 8 657 65 07	+46 8 738 60 03	ir@electrolux.se
VISITING ADDRESS	TELEFAX	WEB SITE	REG.NO.
S:T GÖRANSGATAN 143	+46 8 738 74 61	www.electrolux.com	556009-4178

1

Consolidated results 2006 | Stockholm, February 14, 2007

The Group´s Outdoor Products operations were distributed under the name of Husqvarna to the Electrolux shareholders in June 2006. As of June 2006, Husqvarna is reported as discontinued operations in the income and cash flow statements for 2006 and 2005. The Husqvarna results are excluded from the sales and expense lines of the income statement and reported as a single net in the item “Income for the period from discontinued operations”. The cash flow is reported separately under the item “Cash flow from discontinued operations”. Discontinued operations in 2006 include the period January-May and in 2005 the period January-December. For more information see page 24.
Assets and liabilities for Husqvarna were excluded from the balance sheet as of May 31, 2006. The balance sheet items for the previous year are the historical financial statements in accordance with IFRS. Working capital and net assets for 2005, exclusive of outdoor operations, are presented on page 5.
Electrolux applies International Financial Reporting Standards (IFRS) as adopted by the European Union. This consolidated report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31 from the Swedish Financial Accounting Standards Council. There are no changes in the Group’s accounting and valuation principles compared with the accounting and valuation principles described in Note 1 of the Annual Report 2005. IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, has been applied for the accounting of the Husqvarna operations as described above and further on page 24.
Net sales and income
Fourth quarter
Net sales for the Electrolux Group in the fourth quarter of 2006 amounted to SEK 27,886m as against SEK 28,651m in the previous year. Sales were negatively impacted by changes in exchange rates while volume/price/mix had a positive impact.

Changes in net sales	Q4
%	2006

Changes in Group structure	0.0
Changes in exchange rates	-6.0
Changes in volume/price/mix	3.3

Total	-2.7

Operating income increased to SEK 2,031m (-356), corresponding to 7.3% (-1.2) of net sales. Income after financial items improved to SEK 1,971m (-503), which corresponds to 7.1% (-1.8) of net sales. Income for the period from continuing operations increased to SEK 1,435m (-627), corresponding to SEK 5.01 (-2.16) in earnings per share.
There was no income from discontinued operations in the fourth quarter as against SEK 187m in the previous year. Discontinued operations refers to the former Outdoor Products operations and includes the period January-May, 2006. Income for the period including discontinued operations amounted to SEK 1,435m (-440), corresponding to SEK 5.05 (-1.52) in earnings per share. For information on accounting principles for discontinued operations, see page 24.
Income excluding items affecting comparability
The above-mentioned operating income figure for the fourth quarter of 2006 includes items affecting comparability in the amount of SEK 36m (-2,098) for reversal of unused restructuring provisions. Items affecting comparability for the fourth quarter of 2005 includes charges for plant closures in Europe. More information can be found on page 11 and in the table on page 15.
Excluding items affecting comparability, operating income for the fourth quarter of 2006 increased by 14.5% to SEK 1,995m (1,742), corresponding to 7.2% (6.1) of net sales. Income after financial items increased by 21.3% to SEK 1,935m (1,595), representing 6.9% (5.6) of net sales. Income for the period from continuing

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Consolidated results 2006 | Stockholm, February 14, 2007

operations increased by 5.9% to SEK 1,413m (1,334), corresponding to SEK 4.95 (4.58) in earnings per share.
Effects of changes in exchange rates
Changes in exchange rates compared to the fourth quarter of 2005, including both translation and transaction effects, had a negative impact of SEK -52m on operating income.
Transaction effects net of hedging contracts amounted to SEK -3m and translation of income statements in subsidiaries had an effect of SEK -49m on operating income.
The effect of changes in exchange rates on income after financial items amounted to SEK -58m.
Financial net
Net financial items for the fourth quarter improved to SEK -60m compared to SEK -147m for the same period in the previous year. The improvement is mainly due to lower net borrowings.
Full year 2006
Net sales for the Electrolux Group in 2006 increased to SEK 103,848m as against SEK 100,701m in the previous year. Sales were positively impacted by changes in volume/price/mix as well as exchange rates.

Changes in net sales
%	2006

Changes in Group structure	-0.4
Changes in exchange rates	0.1
Changes in volume/price/mix	3.4

Total	3.1

Operating income increased significantly to SEK 4,033m (1,044), corresponding to 3.9% (1.0) of net sales. Income after financial items improved to SEK 3,825m (494), which corresponds to 3.7% (0.5) of net sales. Income for the period from continuing operations increased to SEK 2,648m (-142), corresponding to SEK 9.17 (-0.49) in earnings per share.
Income for the period including discontinued operations amounted to SEK 3,847m (1,763), corresponding to SEK 13.32 (6.05) in earnings per share. Income from discontinued operations refers to the former Outdoor Products operations and amounted to SEK 1,199m (1,905).
Income excluding items affecting comparability
The above-mentioned operating income figures for the full year of 2006 include items affecting comparability in the amount of SEK -542m (-2,980). These items include charges for restructuring, mainly involving plant closures. Additional information can be found in the table on page 15.
Excluding items affecting comparability, operating income for the full year of 2006 increased by 13.7% to SEK 4,575m (4,024), corresponding to 4.4% (4.0) of net sales. Income after financial items improved by 25.7% to SEK 4,367m (3,474), representing 4.2% (3.4) of net sales. Income for the period from continuing operations increased by 17.5% to SEK 3,145m (2,677), corresponding to SEK 10.89 (9.19) in earnings per share.
Effects of changes in exchange rates
Changes in exchange rates compared to the previous year, including both translation and transaction effects, had a positive impact of SEK 96m on operating income. Transaction effects net of hedging contracts amounted to SEK 109m, mainly due to the strengthening of the Euro against several other currencies and the

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Consolidated results 2006 | Stockholm, February 14, 2007

strengthening of the Canadian dollar against the US dollar. Translation of income statements in subsidiaries had an effect of SEK -13m.
The effect of changes in exchange rates on income after financial items amounted to SEK 67m.
Financial net
Net financial items for the full year of 2006 improved to SEK -208m compared to SEK -550m for the same period in the previous year. The improvement is mainly due to the decrease in net borrowings following the allocation of debt to the Outdoor Products operations.
Outlook — for the full year 2007*
Market demand for appliances in 2007 is expected to show continued growth in Europe, while the North American market is expected to decline as compared to 2006. Raw material costs are expected to have an adverse effect on the Group’s operating income.
Operating income in 2007 is expected to be somewhat higher than in 2006, excluding items affecting comparability.
*Electrolux has previously not published any outlook for 2007.
Cash flow
Cash flow from operations and investments increased significantly in 2006 over the previous year. The increase reflects improvements related to accounts payable and trade receivables. The increase in accounts payable during 2006 is a result of higher production, due to strong market demand and product launches. Changes in trade receivables are mainly related to growth in sales.
The improvement in cash flow also reflects decreased capital expenditures in property, plant and equipment and the proceeds of the divestment of the operations of Electrolux Financial Corporation in the US in the second quarter.
Cash flow from operations and investments in the fourth quarter of 2006 declined compared to the same period in the previous year, mainly related to changes in inventories.

Cash flow from continuing operations
	Q4	Q4
SEKm	2006	2005	2006	2005

Cash flow from operations, excluding change in operating assets and liabilities	1,904	1,837	5,263	5,266
Change in operating assets and liabilities	-433	733	-703	-1,804

Cash flow from operations	1,471	2,570	4,560	3,462
Divestment of operations	—	-11	1,064	-370
Capital expenditure in tangible fixed assets	-1,012	-1,122	-3,152	-3,654
Other	-121	-23	-298	-461

Cash flow from investments	-1,133	-1,156	-2,386	-4,485

Cash flow from operations and investments	338	1,414	2,174	-1,023

Financial position
To adapt the Group’s capital structure and thus to contribute to an increase in shareholder value, an Extraordinary General Meeting in December 2006 decided on a mandatory redemption procedure of shares totaling approximately SEK 5,600m in capital distribution to Electrolux shareholders. The redemption

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Consolidated results 2006 | Stockholm, February 14, 2007

procedure was carried out at the end of January 2007. The payment of the redemption amount of SEK 5,579m is recognized as a current liability in the balance sheet as per December 31, 2006. The amount has not affected net assets or net borrowings below.
Equity
Total equity as of December 31, 2006, amounted to SEK 13,194m (25,888), which corresponds to SEK 47.30 (88.32) per share. Return on equity was 18.7% (7.0). Excluding items affecting comparability, return on equity was 21.1% (18.3).
Net borrowings
Net borrowings decreased to SEK -304m (2,974) as a result of the allocation of debt to the Outdoor Products operations and the strong cash flow from operations and investments. The net debt/equity ratio was -0.02 (0.11). If the current liability for share redemption had been included in net borrowings as of December 31, 2006, the net debt/equity ratio would have been 0.40. The equity/assets ratio was 22.7% (33.8).

Net borrowings	Dec. 31,	Dec. 31,
SEKm	2006	2005

Interest-bearing liabilities	7,495	8,914
Liquid funds	7,799	5,940

Net borrowings	-304	2,974

Net debt/equity ratio	-0.02	0.11
Equity/assets ratio, %	22.7	33.8

The balance sheet items for 2005 are given in accordance with the historical financial statements. In accordance with International Financial Reporting Standards, previous periods have not been adjusted for the distributed Outdoor Products operations. In the table below, working capital and net assets for the Electrolux Group are however also presented exclusive of the Outdoor Products operations.

Working capital and net assets		Dec. 31,
		2005
	Dec. 31,	excluding	Dec. 31,
SEKm	2006	Outdoor	2005

Inventories	12,041	12,342	18,606
Trade receivables	20,905	20,944	24,269
Accounts payable	-15,320	-14,576	-18,798
Provisions	-12,476	-14,945	-15,609
Prepaid and accrued income and expenses	-6,020	-6,971	-7,762
Taxes and other assets and liabilities	-1,743	-593	-737

Working capital	-2,613	-3,799	-31

% of annualized net sales	-2.4	-3.3	0.0

Property, plant and equipment	14,209	14,776	18,622
Goodwill	1,981	2,144	3,872
Other non-current assets	3,552	3,540	4,169
Deferred tax assets and liabilities	1,011	1,281	1,533

Net assets	18,140	17,942	28,165

Return on net assets, %	23.2	5.4	13.0
Return on net assets, excluding items affecting comparability, %	21.2	17.8	20.6
Value creation	2,202	1,305	2,913

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Consolidated results 2006 | Stockholm, February 14, 2007

Figures for the previous year in the comments below concerning working capital, net assets and value created are excluding Outdoor Products operations.
Working capital
Working capital at year-end amounted to SEK -2,613m (-3,799), corresponding to -2.4% (-3.3) of annualized net sales. Inventories amounted to SEK 12,041m (12,342) at year-end, and trade receivables to SEK 20,905m (20,944), corresponding to 11.0% (10.8) and 19.1% (18.3) of annualized net sales, respectively. Accounts payable amounted to SEK 15,320m (14,576), corresponding to 14.0% (12.7) of annualized net sales.
Net assets and return on net assets
Net assets as of December 31, 2006, amounted to SEK 18,140m (17,942). Average net assets for the year decreased to SEK 17,352m (19,196), mainly as a result of lower inventory levels and higher accounts payable. The reduction of extra inventory following the closure of the American Greenville plant was an important factor.
Adjusted for items affecting comparability, average net assets amounted to SEK 21,571m (22,658), corresponding to 20.8% (22.5) of net sales. Items affecting comparability refers to restructuring provisions and the adjustment of pension liabilities in accordance with minimum liability in the US for 2002 and 2003 as well as the non-recurring effect of implementing the new accounting standard RR 29, Employee Benefits, in 2004.
The return on net assets was 23.2% (5.4), and 21.2% (17.8), excluding items affecting comparability.
Value created
Value creation is the primary financial performance indicator for measuring and evaluating financial performance within the Group. The model links operating income and asset efficiency with the cost of the capital employed in operations. The model measures and evaluates profitability by region, business area, product line, or operation.
Total value created in 2006 improved to SEK 2,202m as compared to SEK 1,305m in the previous year, excluding the Outdoor Products operations. The WACC rate for 2006 was computed at 11% as compared to 12% for 2005. The change in WACC rate had a positive impact of SEK 215m on value created in 2006. The capital-turnover rate was 4.81 (4.44).

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Consolidated results 2006 | Stockholm, February 14, 2007

Operations by business area
Changes in net sales and operating income by business area in comparable currencies are given on page 20.

Consumer Durables, Europe
Consumer Durables, Europe
	Q4	Q4
SEKm	2006	2005	2006	2005

Net sales	12,672	12,502	44,233	43,755
Operating income	1,225	986	2,678	2,602
Operating margin, %	9.7	7.9	6.1	5.9

Industry shipments of core appliances
in Europe	Q4
Units, year-on-year, %	2006	2006

Western Europe	4.7	2.8
Eastern Europe (excluding Turkey)	7.2	6.1

Total Europe	5.4	3.6

Core appliances
Group sales of core appliances in Europe increased slightly over the previous year due to higher sales volumes. Operating income rose on the basis of higher volumes and savings from restructuring, which proceeded according to plan during the year. Production was moved rapidly to the Group’s factories in low-cost countries. Increased costs for raw materials were offset through more efficient purchasing. Brand investments increased following extensive launches of new, innovative products, which will continue in 2007 across all product categories within core appliances. The Group’s market share recovered by year-end after a decline due to the strike in Nuremburg in Germany at the beginning of the year.
Industry shipments of core appliances in Europe showed a strong increase in the fourth quarter compared to the previous year. The trend for shipments in the Nordic countries was particularly good. The laundry and cooking product categories showed higher growth than the market average.
Group sales of core appliances in Europe increased in the fourth quarter, due to strong volume growth. Operating income and margin improved as a result of the higher volumes, savings from restructuring and an improved product mix. Lower sales prices were offset by the improved mix. Brand investments continued to increase during the quarter.
Floor-care products
Demand for floor-care products in Europe in 2006 showed an increase of 5% compared to the previous year. Average market prices rose after a long period of decline. Group sales and operating income for the year improved due to higher sales volumes and an improved product mix. The Group’s market share increased significantly in 2006.
Demand for floor-care products in Europe continued to increase in the fourth quarter, rising by 9%. Group sales and operating income increased due to higher sales volumes for vacuum cleaners.

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Consolidated results 2006 | Stockholm, February 14, 2007

Consumer Durables, North America
Consumer Durables, North America	Q4	Q4
SEKm	2006	2005	2006	2005

Net sales	8,571	9,930	36,171	35,134
Operating income	533	636	1,462	1,444
Operating margin, %	6.2	6.4	4.0	4.1

Industry shipments of appliances
in the US	Q4
Units, year-on-year, %	2006	2006

Core appliances	-8.4	-1.0
Major appliances	-8.2	1.2

Major appliances
Group sales of major appliances in North America increased in 2006 due to higher sales volumes and an improved product mix. Operating income improved. Significantly higher costs for materials were offset by the improved product mix and savings from restructuring. Operating margin was in line with the previous year. The Group’s position in the market for washing machines has now stabilized but competition in this market continues to be intense.
Industry shipments of core appliances in the US declined in the third and fourth quarter compared to the previous year, after a long period of strong demand. The decline referred to all categories within core appliances.
Group sales of appliances in North America in the fourth quarter declined somewhat due to lower volumes. Operating income was lower mainly as a result of significantly higher costs for raw materials. These were partly offset by gains in production efficiency, an improved product mix and savings from restructuring. Margin was in line with the previous year. Savings are starting to materialize at the new plant in Juarez, Mexico, after a period of temporary disturbances resulting from problems with supplies of components.
Floor-care products
Demand for floor-care products in the US was slightly lower than in the previous year. Both sales and operating income for the Group’s US operation increased on the basis of a strong improvement in product mix, higher volumes, lower costs for materials and increased sourcing from low-cost countries.
Demand for floor-care products was unchanged in the fourth quarter compared to the same period in 2005. Group sales of floor-care products declined due to lower sales volumes for low-price products which were traceable to the decision not to participate in a seasonal discount sale in November. This resulted in an improved product mix. Both operating income and margin increased.

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Consolidated results 2006 | Stockholm, February 14, 2007

Consumer Durables, Latin America
Consumer Durables, Latin America	Q4	Q4
SEKm	2006	2005	2006	2005

Net sales	2,387	1,817	7,766	5,819
Operating income	103	112	339	123
Operating margin, %	4.3	6.2	4.4	2.1

Unit shipments of major appliances in Brazil showed a strong increase over 2005, rising by 23%. Brazil is the Group’s major market in Latin America.
Group sales in Latin America improved substantially and market share increased. Operating income reached the highest level in ten years, driven mainly by higher volumes, a positive product-mix trend and lower costs for materials.
Unit shipments of major appliances in Brazil rose by 28% in the fourth quarter over the same period in 2005. Group sales and volumes increased substantially. Operating income was in line with the previous year but margin declined, mainly due to higher brand investments and sales costs.

Consumer Durables, Asia/Pacific and Rest of world
Consumer Durables, Asia/Pacific and
Rest of world	Q4	Q4
SEKm	2006	2005	2006	2005

Net sales	2,245	2,442	8,636	9,276
Operating income	98	42	163	13
Operating margin, %	4.4	1.7	1.9	0.1

Australia and New Zealand
Market demand for major appliances in Australia rose in 2006 compared to the previous year. Group sales in the region declined slightly in local currency. Operating income improved as a result of an improved product mix and savings resulting from previous restructuring.
Demand in Australia showed continued growth in the fourth quarter and increased over the same period last year. The Group’s sales volumes were unchanged, however, partly due to greater competition in the top-load laundry category. Sales were in line with the previous year in local currency. Operating income rose on the basis of an improved product mix and savings from restructuring.
China
Market statistics for shipments of major appliances in China indicate strong growth in 2006 for both the full year and the fourth quarter. Group sales of major appliances declined significantly for the year as a whole and in the last quarter, reflecting the strategy that includes exiting from unprofitable retail outlets. This strategy has now been largely implemented. Operating income showed a greater loss for both the full year and the fourth quarter in comparision with 2005, mainly due to lower volumes and higher outlays for sales promotion in connection with product launches.

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Consolidated results 2006 | Stockholm, February 14, 2007

Professional Products
Professional Products	Q4	Q4
SEKm	2006	2005	2006	2005

Net sales	1,999	1,953	6,941	6,686
Operating income	182	158	535	463
Operating margin, %	9.1	8.1	7.7	6.9

Demand in Europe for both food-service equipment and laundry equipment is estimated to have increased for the full year as well as the fourth quarter of 2006 compared to the previous year.
Food-service equipment
Group sales of food-service equipment increased in 2006 both for the full year and the fourth quarter. Operating income and margin improved significantly, mainly due to higher volumes of own-manufactured products and lower costs for marketing and administration. Higher prices for raw materials, mainly referring to stainless steel, were offset by higher sales prices.
Laundry equipment
The Group’s sales of laundry equipment increased for both the full year and the fourth quarter due to higher volumes. Operating income was in line with the previous year despite weak shipments into the US market. The inflow of orders remained strong. The transfer of production from Denmark to Thailand was completed in the third quarter.

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Consolidated results 2006 | Stockholm, February 14, 2007

Structural changes
At the Board meeting yesterday a decision was made to evaluate a potential closure of the cooker plant in Fredericia, Denmark, currently employing approximately 150 persons.
In September 2006, it was decided to scale back production in Australia, including closing the washer/dryer and dishwasher plants in Adelaide over the next 18 months. Production will be moved gradually to other Electrolux factories. The dishwasher plant will close at the end of April 2007, and the washer/dryer plant by the end of the first quarter of 2008. Approximately 500 employees will be affected by the closures. The closures involve a total cost of SEK 302m, which was taken as a charge against operating income in the third quarter of 2006, within items affecting comparability.
In July 2006, Electrolux signed an agreement to divest its 50% stake in Nordwaggon AB to Transwaggon AB. The transaction involved a capital loss of SEK -173m, which was taken as a charge against operating income in the third quarter of 2006, within items affecting comparability. Nordwaggon is a Swedish-based railcar operator that was owned 50% by Electrolux and 50% by the Swedish state-owned AB Swedcarrier. Electrolux entered into this partnership in 1984 in order to fulfill a need for special-purpose railcars. Swedcarrier was part of the transaction and divested its 50% stake in Nordwaggon to Transwaggon. With the transaction, Electrolux was released from letters of support, issued jointly with Swedcarrier, for loans and leasing agreements totaling SEK 1,400m.
The previous inventory finance business of Electrolux Financial Corporation, which provided wholesale and consumer financial services in the US, was divested to Textron Financial Corporation in June, 2006. The new owner gives the Group’s customers in the US access to a broader offering of wholesale inventory financing and other financial services. The capital gain on the proceeds, which amounted to SEK 61m, was reported within items affecting comparability in the second quarter of 2006. The effect on cash flow amounted to SEK 1,218m.
In April 2006, the Board decided to close the compact appliances factory in Torsvik, Sweden, and transfer production to existing facilities in Poland. The transfer is scheduled for completion in the first quarter of 2007. The closure will affect approximately 160 employees. Restructuring cost for this measure amounts to SEK 43m, which was taken as a charge against operating income in the second quarter of 2006, within items affecting comparability.
In December 2005, it was decided that the appliances factory in Nuremberg, Germany, would be closed. The total cost for the closure of the factory was estimated to be approximately SEK 2,300m, of which SEK 2,098m was taken as a charge against operating income as items affecting comparability in the fourth quarter of 2005 and SEK 145m in the first quarter of 2006. The factory in Nuremberg had approximately 1,750 employees. Closure of the factory is expected to be completed by the end of the first quarter of 2007.
Distribution of funds to shareholders
Distribution of Outdoor Products to shareholders
In June 2006, the Group’s Outdoor Products operation was spun off as a separate company and distributed to Electrolux shareholders in accordance with the decision at the Annual General Meeting of 2006. One A-share in Husqvarna was received for each A-share in Electrolux, and one B-share in Husqvarna for each B-share in Electrolux.
The new company, Husqvarna, which was listed on the O-list of the Stockholm Stock Exchange in June, is one of the world leaders in outdoor products both for the consumer market and for professional users.

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Consolidated results 2006 | Stockholm, February 14, 2007

Redemption of shares
On the basis of the Group’s strong balance sheet after the spin-off of Husqvarna AB as well as the strong cash-flow, an Extraordinary General Meeting in December 2006 resolved upon a mandatory redemption of shares at SEK 20 per share in accordance with the proposal by the Board of Directors. This corresponded to a capital distribution of SEK 5,579m to Electrolux shareholders. The redemption amount was paid to the shareholders at the end of January 2007.
The purpose of the redemption procedure was to adjust Electrolux capital structure and thereby contribute to increased shareholder value. After the capital distribution, Electrolux has a capital structure that will provide the flexibility that is necessary for Electrolux to implement its strategy, which includes investments in product development, building the Electrolux brand, and conducting restructuring measures as well as growth through possible acquisitions.
Repurchase of shares
As in previous years, the Annual General Meeting 2006 authorized the Board of Directors to acquire and transfer own shares. The purpose of the repurchase program is to continuously enable adapting of the Group’s capital structure, thus contributing to increased shareholder value. Shares may be acquired on the condition that, following each repurchase transaction, the company holds a maximum of 10% of the total number of shares.
In 2006, 19,400,000 shares were repurchased for a total amount of SEK 2,194m, corresponding to an average price of SEK 113 per share. Senior managers purchased 5,234,483 B-shares from Electrolux under the terms of the employee stock option programs. As of December 31, 2006, Electrolux held 29,986,756 B-shares, corresponding to 9.7% of the total number of outstanding shares. As of February 12, 2007, Electrolux owned a total of 29,863,786 B-shares, corresponding to 9.7% of the total number of outstanding shares, which amounts to 308,920,308. See table on page 19.
Annual General Meeting 2007
 The Annual General Meeting of AB Electrolux will be held at 5 pm on Monday, April 16, 2007, at the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm, Sweden.
Proposed dividend
The Board of Directors proposes a dividend for 2006 amounting to SEK 4.00 (7.50) per share, for a total dividend payment of SEK 1,116m (2,222). The proposed cash dividend corresponds to 35% of income for the period for continuing operations, excluding items affecting comparability. The level of the dividend reflects the fact that Husqvarna AB is no longer part of the Group and that SEK 5,600m has been distributed to shareholders through a redemption procedure.
The Group’s goal is for the dividend to correspond to at least 30% of income for the period, excluding items affecting comparability. For more information on dividend payment, see page 23.
Nomination Committee
In accordance with the decision by the Annual General Meeting in April 2006, Electrolux shall have a Nomination Committee consisting of representatives of each of the four largest shareholders in terms of voting rights, and the Chairman of the Electrolux Board.
Börje Ekholm, President and CEO of Investor, is the Chairman of the Nomination Committee. The other members are Ramsay J. Brufer, Alecta Mutual Pension Insurance, Annika Andersson, Fourth Swedish National Pension Fund, Marianne Nilsson, Swedbank Robur Funds and Michael Treschow, Chairman of Electrolux.

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Consolidated results 2006 | Stockholm, February 14, 2007

Michael Treschow, Chairman of the Board of Directors of Electrolux, has informed the Nomination Committee that he will not stand for re-election at the company’s Annual General Meeting in April 2007. Michael Treschow has served as Electrolux Chairman since 2004 and was President and Chief Executive Officer of Electrolux from 1997 to 2002.
The Nomination Committee proposes Marcus Wallenberg to be elected new Chairman at the Annual General Meeting 2007. Marcus Wallenberg is Chairman of SEB, Skandinaviska Enskilda Banken, Saab AB and ICC, International Chamber of Commerce. He is also Deputy Chairman of Telefonaktiebolaget LM Ericsson. He has been a member of the Electrolux Board since 2005.
The Nomination Committee will prepare proposals for the AGM in 2007, including Chairman of the AGM, Board members, Chairman of the Board, remuneration for Board members and the Nomination Committee for the following year.
Shareholders who wish to submit proposals to the Nomination Committee should send an e-mail to nominationcommittee@electrolux.com.
Other items
Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.
As of December 31, 2006, the Group had a total of 1,688 (1,082) cases pending, representing approximately 7,700 (approximately 8,400) plaintiffs. During 2006, 986 new cases with approximately 1,300 plaintiffs were filed and 380 pending cases with approximately 2,000 plaintiffs were resolved. Approximately 5,650 of the plaintiffs relate to cases pending in the state of Mississippi.
Electrolux believes its predecessor companies may have had insurance coverage applicable to some of the cases during some of the relevant years. Electrolux is currently in discussions with those insurance carriers.
Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.

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Consolidated results 2006 | Stockholm, February 14, 2007

Parent Company AB Electrolux
In 2006, net sales for the Parent Company, AB Electrolux, amounted to SEK 6,204m (6,392) of which SEK 3,248m (3,558) referred to sales to Group companies and SEK 2,956m (2,834) to sales to external customers. Income after financial items was SEK 10,696m (1,682), including dividends from subsidiaries in the amount of SEK 11,486m (2,151). Income for the year amounted to SEK 10,768m (1,997).
Capital expenditures in tangible and intangible assets were SEK 93m (158). Liquid funds at year-end amounted to SEK 4,280m (2,522).
Free reserves in the Parent Company at year-end amounted to SEK 8,668m.
Stockholm, February 14, 2007
Hans Stråberg
President and CEO

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Consolidated results 2006 | Stockholm, February 14, 2007

Consolidated income statement

SEKm	Q4 2006	Q4 2005	2006	2005

Net sales	27,886	28,651	103,848	100,701
Cost of goods sold	-21,057	-21,864	-79,664	-77,270

Gross operating income	6,829	6,787	24,184	23,431
Selling expenses	-3,881	-3,777	-15,294	-14,635
Administrative expenses	-1,071	-1,288	-4,467	-4,945
Other operating income/expenses	118	20	152	173
Items affecting comparability	36	-2,098	-542	-2,980

Operating income*	2,031	-356	4,033	1,044
Margin, %	7.3	-1.2	3.9	1.0

Financial items, net	-60	-147	-208	-550

Income after financial items	1,971	-503	3,825	494
Margin, %	7.1	-1.8	3.7	0.5
Taxes	-536	-124	-1,177	-636

Income for the period from continuing operations	1,435	-627	2,648	-142
Income for the period from discontinued operations	0	187	1,199	1,905
Income for the period	1,435	-440	3,847	1,763
Attributable to:
Equity holders of the Parent Company	1,435	-440	3,847	1,763
Minority interest in income for the period	0	0	0	0

* Operating income includes:
Depreciation and amortization	-696	-728	-2,758	-2,583
Operating income for the divested operation in India	—	—	—	-48

Continuing operations
Earnings per share, SEK	5.01	-2.16	9.17	-0.49
Diluted, SEK	5.01	-2.15	9.14	-0.49

Total
Earnings per share, SEK	5.05	-1.52	13.32	6.05
Diluted, SEK	5.05	-1.52	13.27	6.01
Number of shares after buy-backs, million	278.9	293.1	278.9	293.1
Average number of shares after buybacks, million	280.4	291.9	288.8	291.4
Diluted, million	281.4	293.7	289.8	293.2

Items affecting comparability

SEKm	Q4 2006	Q4 2005	2006	2005

Restructuring provisions and write-downs
Appliances plant in Torsvik, Sweden	—	—	-43	—
Appliances plant in Nuremberg, Germany	—	-2,098	-145	-2,098
Appliances, Europe	—	-32	—	-495
Appliances plants in Adelaide, Australia	—	—	-302	—
Reversal of unused restructuring provisions	36	32	60	32
Capital gain/loss on divestments
Divestment of Electrolux Financial Corp, USA	—	—	61	—
Divestment of 50% stake in Nordwaggon AB, Sweden	—	—	-173	—
Divestment of Indian operation	—	—	—	-419

Total	36	-2,098	-542	-2,980

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Consolidated results 2006 | Stockholm, February 14, 2007

Consolidated balance sheet

SEKm	Dec. 31, 2006	Dec. 31, 2005

Assets
Property, plant and equipment	14,209	18,622
Goodwill	1,981	3,872
Other intangible assets	1,780	2,228
Non-current derivatives	—	118
Other non-current assets	3,988	4,891

Total non-current assets	21,958	29,731
Inventories	12,041	18,606
Trade receivables	20,905	24,269
Other current assets	3,709	4,488
Current derivatives	318	421
Short-term investments	1,643	623
Cash and cash equivalents	5,475	4,420

Total current assets	44,091	52,827

Total assets	66,049	82,558

Equity and liabilities
Total equity attributable to equity holders of the Parent Company	13,193	25,887
Minority interests	1	1

Total equity	13,194	25,888
Long-term borrowings	4,502	5,257
Non-current derivatives	—	6
Deferred tax liabilities	1,205	1,417
Provisions for pensions and other post-employment benefits	6,586	8,226
Long-term provisions	4,258	4,377

Total non-current liabilities	16,551	19,283
Accounts payable	15,320	18,798
Tax liabilities	1,651	1,123
Share redemption	5,579
Short-term liabilities	9,293	11,006
Short-term borrowings	2,582	3,076
Current derivatives	247	378
Other provisions	1,632	3,006

Total current liabilities	36,304	37,387

Total equity and liabilities	66,049	82,558

Contingent liabilities	1,022	1,302

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Consolidated results 2006 | Stockholm, February 14, 2007

Consolidated cash flow statement

SEKm	Q4 2006	Q4 2005	2006	2005

Operations
Income after financial items	1,971	-503	3,825	494
Depreciation and amortization	696	728	2,758	2,583
Capital gain/loss included in operating income	—	—	112	419
Restructuring provisions	-321	2,002	-737	2,164
Share-based compensation	22	42	86	88
Change in accrued and prepaid interest	-2	-73	-38	58
Taxes paid	-462	-359	-743	-540

Cash flow from operations, excluding change in operating assets and liabilities	1,904	1,837	5,263	5,266

Change in operating assets and liabilities
Change in inventories	-113	1,296	-748	-935
Change in trade receivables	194	-441	-856	-1,749
Change in other current assets	-402	300	-354	253
Change in accounts payable	438	328	1,779	190
Change in other operating liabilities and provisions	-550	-750	-524	437

Cash flow from operating assets and liabilities	-433	733	-703	-1,804

Cash flow from operations	1,471	2,570	4,560	3,462

Investments
Divestment of operations	—	-11	1,064	-370
Capital expenditure in property, plant and equipment	-1,012	-1,122	-3,152	-3,654
Capitalization of product development and software	-54	-59	-515	-405
Other	-67	36	217	-56

Cash flow from investments	-1,133	-1,156	-2,386	-4,485

Total cash flow from operations and investments	338	1,414	2,174	-1,023

Financing
Change in short-term investments	-830	-627	-805	-122
Change in borrowings	-1,624	-1,955	-1,408	-933
Dividend	—	—	-2,222	-2,038
Sale and repurchase of shares, net	-434	320	-1,463	355

Cash flow from financing	-2,888	-2,262	-5,898	-2,738

Cash flow from continuing operations	-2,550	-848	-3,724	-3,761

Cash flow from discontinued operations
Cash flow from operations	—	1,220	-2,446	3,078
Cash flow from investments	—	-374	-727	-1,342
Cash flow from financing	—	-752	8,504	-1,597

Cash flow from discontinued operations	—	94	5,331	139

Total cash flow	-2,550	-754	1,607	-3,622
Cash and cash equivalents at beginning of period	8,118	4,972	4,420	7,675
Exchange-rate differences	-93	202	-552	367
Cash and cash equivalents at end of period	5,475	4,420	5,475	4,420

Change in net borrowings
Total cash flow, excluding change in loans and other liquid funds	-96	2,580	3,820	-970
Net borrowings at beginning of period	504	-6,024	-2,974	-1,141
Exchange-rate differences referring to net borrowings	-104	470	-542	-863
Net borrowings at end of period	304	-2,974	304	-2,974

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Consolidated results 2006 | Stockholm, February 14, 2007

Change in total equity

SEKm	2006	2005

Opening balance	—	23,636
Effects of implementing IAS 39	—	-2

Adjusted opening balance	25,888	23,634
Available for sale instruments	30	24
Change in revaluation and hedge reserve	387	-606
Translation differences	-2,081	2,717
Share-based compensation	86	72

Transactions recognized directly in equity	-1,578	2,207

Income for the period	3,847	1,763

Total recognized income and expenses for the period	2,269	3,970

Divestment of minority	—	-9
Repurchase and sale of shares	-1,463	331
Dividend payment	-2,222	-2,038
Dividend of Husqvarna shares	-5,696	—
Share redemption	-5,582	—

Total transactions with equity holders	-14,963	-1,716

Closing balance	13,194	25,888

Key ratios1)

	Q4 2006	Q4 2005	2006	2005

Continuing operations:
Earnings per share, SEK 2)	5.01	-2.16	9.17	-0.49
Excluding items affecting comparability, SEK	4.95	4.58	10.89	9.19
Return on net assets, %	—	—	23.2	5.4
Excluding items affecting comparability, %	—	—	21.2	17.8
Capital expenditure, SEKm	-1,012	-1,122	-3,152	-3,654
Average number of employees	57,328	56,826	55,471	57,842

Including discontinued operations:
Return on equity, %	—	—	18.7	7.0
Excluding items affecting comparability, %	—	—	21.1	18.3
Net debt/equity ratio			-0.02	0.11
Net debt/equity ratio, adjusted for share redemption	—	—	0.40	0.11

1)	For definitions, see page 23.

2)	Before dilution, based on an average number of shares after buy-backs, see page 21.

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Consolidated results 2006 | Stockholm, February 14, 2007

Number of shares

				Shares held by
	Outstanding	Outstanding	Shares held	other
	A-shares	B-shares	by Electrolux	shareholders

Number of shares as of January 1, 2006	9,502,275	299,418,033	15,821,239	293,099,069

Shares sold to senior managers under the stock option programs
First quarter			-2,490,825	2,490,825
Second quarter			-669,259	669,259
Third quarter			-862,394	862,394
Fourth quarter			-1,212,005	1,212,005

Repurchase of shares
First quarter			—	—
Second quarter			6,000,000	-6,000,000
Third quarter			9,300,000	-9,300,000
Fourth quarter			4,100,000	-4,100,000

Number of shares as of December 31, 2006	9,502,275	299,418,033	29,986,756	278,933,552

As a % of total number of shares			9.7%

Net sales by business area

SEKm	Q4 2006	Q4 2005	2006	2005

Consumer Durables, Europe	12,672	12,502	44,233	43,755
Consumer Durables, North America	8,571	9,930	36,171	35,134
Consumer Durables, Latin America	2,387	1,817	7,766	5,819
Consumer Durables, Asia/Pacific and Rest of world	2,245	2,442	8,636	9,276
Professional Products	1,999	1,953	6,941	6,686
Other	12	7	101	31

Total	27,886	28,651	103,848	100,701

Operating income by business area

SEKm	Q4 2006	Q4 2005	2006	2005

Consumer Durables, Europe	1,225	986	2,678	2,602
Margin, %	9.7	7.9	6.1	5.9
Consumer Durables, North America	533	636	1,462	1,444
Margin, %	6.2	6.4	4.0	4.1
Consumer Durables, Latin America	103	112	339	123
Margin, %	4.3	6.2	4.4	2.1
Consumer Durables, Asia/Pacific and Rest of world	98	42	163	13
Margin, %	4.4	1.7	1.9	0.1
Professional Products	182	158	535	463
Margin, %	9.1	8.1	7.7	6.9

Total business areas	2,141	1,934	5,177	4,645
Margin, %	7.7	6.8	5.0	4.6
Common Group costs, etc.	-146	-192	-602	-621
Items affecting comparability	36	-2,098	-542	-2,980

Operating income	2,031	-356	4,033	1,044

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Change in net sales by business area

		Q4 2006		2006 in
		in comparable		comparable
Year-over-year, %	Q4 2006	currencies	2006	currencies

Consumer Durables, Europe	1.4	4.2	1.1	1.2
Consumer Durables, North America	-13.7	-3.6	3.0	4.0
Consumer Durables, Latin America	31.4	36.6	33.5	19.6
Consumer Durables, Asia/Pacific and Rest of world	-8.1	0.0	-6.9	-5.4
Professional Products	2.4	5.9	3.8	4.2

Total	-2.7	3.6	3.1	3.0

Change in operating income by business area

		Q4 2006		2006 in
		in comparable		comparable
Year-over-year, %	Q4 2006	currencies	2006	currencies

Consumer Durables, Europe	24.2	21.7	2.9	-1.0
Consumer Durables, North America	-16.2	-1.6	1.2	8.0
Consumer Durables, Latin America	-8.0	-10.2	175.6	130.6
Consumer Durables, Asia/Pacific and Rest of world	133.3	72.4	N/A	N/A
Professional Products	15.2	14.6	15.6	15.8

Total excluding items affecting comparability	14.5	17.7	13.7	14.1

Exchange rates in sek

	2006	2005

USD, average	7.38	7.46
USD, end of period	6.87	7.95
EUR, average	9.26	9.28
EUR, end of period	9.05	9.40
GBP, average	13.58	13.54
GBP, end of period	13.49	13.69

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Consolidated results 2006 | Stockholm, February 14, 2007

Net sales and income per quarter

		Q1	Q2	Q3	Q4	Full year

Net sales, SEKm	2006	24,553	25,322	26,087	27,886	103,848
	2005	21,860	24,239	25,951	28,651	100,701

Operating income, SEKm	2006	455	862	685	2031	4,033
	Margin, %	1.9	3.4	2.6	7.3	3.9
	2006 1)	600	844	1,136	1,995	4,575
	Margin, %	2.4	3.3	4.4	7.2	4.4
	2005	499	750	151	-356	1,044
	Margin, %	2.3	3.1	0.6	-1.2	1.0
	2005 1)	499	750	1,033	1,742	4,024
	Margin, %	2.3	3.1	4.0	6.1	4.0

Income after financial items, SEKm	2006	387	783	684	1971	3,825
	Margin, %	1.6	3.1	2.6	7.1	3.7
	2006 1)	532	765	1,135	1,935	4,367
	Margin, %	2.2	3.0	4.4	6.9	4.2
	2005	436	610	-49	-503	494
	Margin, %	2.0	2.5	-0.2	-1.8	0.5
	2005 1)	436	610	833	1,595	3,474
	Margin, %	2.0	2.5	3.2	5.6	3.4

Income for the period, continuing operations, SEKm	2006	232	541	440	1435	2,648
	2005	312	436	-263	-627	-142

Earnings per share, continuing operations, SEK 2)	2006	0.79	1.83	1.54	5.01	9.17
	2006 1)	1.28	1.85	2.81	4.95	10.89
	2005	1.07	1.50	-0.90	-2.16	-0.49
	2005 1)	1.07	1.50	2.04	4.58	9.19

Value creation, continuing operations, SEKm	2006	-23	256	565	1,404	2,202
	2005	-108	69	308	1,036	1,305

Income for the period, SEKm	2006	807	1,165	440	1,435	3,847
	2005	854	1,196	153	-440	1,763

Earnings per share, SEK 2)	2006	2.78	3.95	1.54	5.05	13.32
	2006 1)	3.27	3.97	2.81	4.99	15.04
	2005	2.93	4.11	0.53	-1.52	6.05
	2005 1)	2.93	4.11	3.56	5.22	15.82

1) Excluding items affecting comparability.
2) Before dilution, based on average number of shares after buy-backs.

Number of shares before dilution

Number of shares after buy-backs, million	2006	295.6	290.3	281.8	278.9	278.9
	2005	291.2	291.2	291.4	293.1	293.1
Average number of shares after buy-backs, million	2006	294.0	295.0	291.6	280.4	288.8
	2005	291.2	291.2	291.2	291.9	291.4

Items affecting comparability

Restructuring provisions, write-downs and capital	2006	-145	18	-451	36	-542
loss on divestment, SEKm	2005	—	—	-882	-2,098	-2,980

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Net sales by business area per quarter

SEKm		Q1	Q2	Q3	Q4	Full year

Consumer Durables, Europe	2006	9,999	10,336	11,226	12,672	44,233
	2005	9,931	10,116	11,206	12,502	43,755

Consumer Durables, North America	2006	9,097	9,287	9,216	8,571	36,171
	2005	7,173	8,478	9,553	9,930	35,134

Consumer Durables, Latin America	2006	1,769	1,697	1,913	2,387	7,766
	2005	1,198	1,423	1,381	1,817	5,819

Consumer Durables, Asia/Pacific and Rest of world	2006	2,094	2,196	2,101	2,245	8,636
	2005	2,119	2,475	2,240	2,442	9,276

Professional Products	2006	1,588	1,749	1,605	1,999	6,941
	2005	1,431	1,739	1,563	1,953	6,686

Operating income by business area per quarter

SEKm		Q1	Q2	Q3	Q4	Full year

Consumer Durables, Europe	2006	405	376	672	1,225	2,678
	Margin, %	4.1	3.6	6.0	9.7	6.1
	2005	416	486	714	986	2,602
	Margin, %	4.2	4.8	6.4	7.9	5.9

Consumer Durables, North America	2006	213	383	333	533	1,462
	Margin, %	2.3	4.1	3.6	6.2	4.0
	2005	168	350	290	636	1,444
	Margin, %	2.3	4.1	3.0	6.4	4.1

Consumer Durables, Latin America	2006	77	76	83	103	339
	Margin, %	4.4	4.5	4.3	4.3	4.4
	2005	-4	-11	26	112	123
	Margin, %	-0.3	-0.8	1.9	6.2	2.1

Consumer Durables, Asia/Pacific and Rest of world	2006	-47	54	58	98	163
	Margin, %	-2.2	2.5	2.8	4.4	1.9
	2005	-13	-16	0	42	13
	Margin, %	-0.6	-0.6	0.0	1.7	0.1

Professional Products	2006	83	143	127	182	535
	Margin, %	5.2	8.2	7.9	9.1	7.7
	2005	51	137	117	158	463
	Margin, %	3.6	7.9	7.5	8.1	6.9

Common Group costs, etc.	2006	-131	-188	-137	-146	-602
	2005	-119	-196	-114	-192	-621

Items affecting comparability	2006	-145	18	-451	36	-542
	2005	0	0	-882	-2,098	-2,980

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Five-year review

		Excl. Outdoor
	2006	2005	2005	2004 1)	2003 2)	2002 2)

Net sales, SEKm	103,848	100,701	129,469	120,651	124,077	133,150
Operating income, SEKm	4,033	1,044	3,942	4,807	7,175	7,731
Margin, %	3.9	1.0	3.0	4.0	5.8	5.8
Margin, excluding items affecting comparability, %	4.4	4.0	5.4	5.6	6.2	6.1

Income after financial items, SEKm	3,825	494	3,215	4,452	7,006	7,545
Margin, %	3.7	0.5	2.5	3.7	5.6	5.7
Margin, excluding items affecting comparability, %	4.2	3.4	4.8	5.3	6.0	6.0

Income for the period, SEKm	2,648	-142	1,763	3,259	4,778	5,095
Earnings per share, SEK	9.17	-0.49	6.05	10.92	15.25	15.58
Average number of shares after buy-backs, million	288.8	291.4	291.4	298.3	313.3	327.1
Dividend, SEK	4,00 3)	7.50	7.50	7.00	6.50	6.00

Value creation, SEKm	2,202	1,305	2,913	3,054	3,449	3,461
Return on equity, %	18.7	—	7.0	13.1	17.3	17.2
Return on net assets, %	23.2	5.4	13.0	17.5	23.9	22.1
Net debt/equity ratio	-0.02	—	0.11	0.05	0.00	0.05
Capital expenditure, SEKm	3,152	3,654	4,765	4,515	3,463	3,335
Average number of employees	55,471	57,842	69,523	72,382	77,140	81,971

1)	Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher.
2)	Comparative figures for the years 2002-2003 have not been restated to comply with IFRS. A restatement of those years would follow the same pattern as the restatement of 2004, i.e., the effects on income and equity would be limited.
3)	Proposed by the Board of Directors.
Definitions
Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at balance day exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.

Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to total equity.

Equity/assets ratio	Equity as a percentage of total assets less liquid funds.
Other key ratios

Earnings per share	Income for the period divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability: [(Net sales - operating costs = operating income) - (WACC x average net assets)]. The WACC for 2006 is 11% before tax. For 2005 and 2004 the WACC was 12%. For 2003 and 2002 the WACC was 13%.

Return on equity	Income for the period expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

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Consolidated results 2006 | Stockholm, February 14, 2007

Discontinued operations
The Outdoor Products operations of the Group were distributed to shareholders in June 2006, under the name of Husqvarna AB. The Outdoor Products operations were transferred to Husqvarna AB at book values.
In accordance with IFRS 5, “Non-current Assets held for Sale and Discontinued Operations”, the net results for the distributed Outdoor Products operations are reported in the Group’s income statement under the item “Income for the period from discontinued operations”. This means that the figures for the former Outdoor Products operations are excluded from the sales and expenses reported in the income statement for the current period and for corresponding periods in 2005. Similarly, Outdoor Products operations are reported in the cash-flow statement under “Cash flow from discontinued operations”. The adjustments have been made on the basis of the actual reporting for the operations within the Outdoor Products operations. In addition, a representative share of common Group costs has been allocated. Adjustments have also been made for historical financing and tax charges for the Outdoor Products operations.
The balance sheet as of December 31, 2006, does not include Outdoor Products operations. Comparative periods in 2005 comprise the original figures, including the Outdoor Products operations.

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Consolidated results 2006 | Stockholm, February 14, 2007

This report has not been audited.
Telephone conference and presentation
A telephone conference and a presentation will be held at 15.00 CET on February 14, 2007, at the Electrolux head office at S:t Göransgatan 143 in Stockholm, Sweden. The presentation will be chaired by Hans Stråberg, President and CEO of Electrolux. Mr Stråberg will be accompanied by Fredrik Rystedt, CFO.
A slide presentation for the fourth quarter will be available on the Electrolux website www.electrolux.com/ir
Annual Report 2006
Electrolux Annual Report for 2006 is expected to be distributed at the end of March 2007. The report will be available at the Group’s head office at S:t Göransgatan 143, Stockholm, approximately two weeks prior to the Annual General Meeting 2007.
Annual General Meeting 2007
The Annual General Meeting of AB Electrolux will be held at 17.00 CET on Monday, April 16, 2007, at the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm, Sweden.
Financial Reports in 2007

Interim Report January — March	April 26
Interim Report April — June	July 17
Interim Report July — September	October 22
For more information
Peter Nyquist, Vice President, Investor Relations and Financial Information: +46 8 738 60 03
Financial information from Electrolux is also available at www.electrolux.com/ir
Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

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